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EXHIBIT 12

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                       (in thousands)
                                                        Fiscal Years
                      1997            1998           1999            2000           2001          Q1-2002
                      ----            ----           ----            ----           ----          -------

Pre-tax income
from continuing
operations before
adjustment for loss
from equity
investees            $93,530        $109,821       $141,880        $184,061       $222,765        $60,890
                    ========        ========       ========        ========       ========        =======

Fixed charges:
Interest
expense and
amortization of
debt discount
and premium on
all indebtedness       9,453          11,025          9,241          10,746          8,608          3,784

Capitalized
interest               4,464           3,557          3,969           3,234          2,770            856

Estimate of
interest within
rental expense             -           6,916         11,769          12,973         13,212          3,202

Total fixed
charges              $13,917         $21,498        $24,979         $26,953        $24,590         $7,842
                    ========        ========       ========        ========       ========        =======

Pre-tax income from
continuing operations
before loss from
equity investees plus
fixed charges and
amortization of
capitalized interest,
less capitalized
interest            $105,483        $130,262       $165,390        $210,280       $247,085        $68,501
                    ========        ========       ========        ========       ========        =======
Ratio of earnings
to fixed charges:       7.58            6.06           6.62            7.80          10.05           8.74
                    ========        ========       ========        ========       ========        =======